Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F/A filed on March 26, 2024 (the “Annual Report”).

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the potential benefits of APHEXDA®, the ongoing commercialization of APHEXDA and the plans and objectives of management for future operations and expectations and commercial potential of APHEXDA, as well as its potential investigational uses. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•
the clinical development, commercialization and market acceptance of our therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients;

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	whether the clinical trial results for APHEXDA will be predictive of real-world results;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors;

•	our ability to establish, manage, and maintain corporate collaborations, as well as the ability of our collaborators to execute on their development and commercialization plans;

•	our ability to integrate new therapeutic candidates and new personnel, as well as new collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

•
the scope of protection that we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•
estimates of our expenses, future revenues, capital requirements and our need for and ability to access sufficient additional financing, including any unexpected costs or delays in the ongoing commercialization of APHEXDA;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry; and

•
statements as to the impact of the political and security situation in Israel on our business, including the impact of Israel’s war with Hamas and other militant groups, which may exacerbate the magnitude of the factors discussed above.

Risk Factors

Except as set forth below, there are no material changes to the risk factors previously disclosed in the Annual Report.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ADSs may be delisted and the price of our ADSs and our ability to access the capital markets could be negatively impacted.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days.

On May 13, 2024, we were notified in a letter, or the Notification Letter, by the Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), or the Rule, for continued listing on The Nasdaq Capital Market.

The Notification Letter provides that the Company has 180 calendar days, or until November 11, 2024, to regain compliance with the Rule. To regain compliance, the bid price of our ADSs must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. In the event we do not regain compliance by November 11, 2024, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ADSs, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel.

No assurance can be given that we will be able to regain compliance with the Rule. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of our ADSs. A delisting of our ADSs from Nasdaq could materially reduce the liquidity of our ADSs and result in a corresponding material reduction in the price of our ADSs. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.

Overview

General

We are a commercial stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our primary commercialization pipeline consists of APHEXDA (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors which, on September 8, 2023, was approved by the FDA for use in combination with filgrastim (G-CSF) to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma. We are also advancing the development of motixafortide for patients with sickle cell disease, or SCD, pancreatic cancer and other solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions.

We seek to develop and commercialize a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. Our strategy includes commercializing our therapeutic candidates by way of out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently. In this regard, we are currently executing on an independent commercialization plan in the U.S. for APHEXDA in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients.

We use “APHEXDA” when referring to our FDA approved drug, and “motixafortide” when referring to our development of APHEXDA for additional indications.

FDA Approval and U.S. Launch of APHEXDA

In September 2023, the FDA approved motixafortide in combination with G-CSF to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma. Following this approval, we commenced commercialization of motixafortide in the U.S. independently, as planned, in order to accelerate its availability to patients and to maximize the value of this innovative therapeutic candidate.

The FDA approval of APHEXDA is based on results from the 2-part, Phase 3 GENESIS trial, a randomized, double-blind, placebo-controlled study evaluating the safety and efficacy of APHEXDA plus G-CSF compared to placebo plus G-CSF, for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients. Top-line results announced in May 2021 showed highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in combination with G-CSF (p<0.0001). In addition, the combination was found to be safe and well tolerated.

During 2023, we completed the build-out of the infrastructure for commercial operations in the U.S. designed to support the commercialization of APHEXDA. In addition, we completed the onboarding of customer-facing personnel on our sales, medical affairs, and national account teams, which have engaged with transplant centers, physicians and payers. Patient-focused support has also been critical to our launch efforts with the creation of BioLineRx Connect, our internal patient support program, as well as the establishment of relationships with patient advocacy groups.

Our focus has been on the top 80 centers that perform 85% of the autologous stem cell transplantations, or ASCTs, in multiple myeloma in order to build the foundations for commercial expansion. Among this defined population, we have been granted formulary status for APHEXDA at hospitals representing approximately 26% of the total annual U.S. multiple myeloma transplant procedures at these centers and expect this number to grow as additional formulary reviews are scheduled. In addition, we have received inclusion of APHEXDA in the National Comprehensive Cancer Network (NCCN) guidelines for Hematopoietic Cell Transplantation Importantly, we have achieved positive coverage decisions by payers representing 95% of all covered lives in the U.S. and received a Healthcare Common Procedure Coding System (HCPCS) J-Code to facilitate Medicare reimbursement for APHEXDA to transplant centers treating Medicare beneficiaries.

Out-Licensing of Motixafortide in Asia

In October 2023, we closed on a License Agreement, or the License Agreement, with Hong Seng Technology Limited, or HST, and Guangzhou Gloria Biosciences Co., Ltd., or Gloria, and/or with HST, the Licensee, pursuant to which we granted HST an exclusive, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide in order to develop and commercialize motixafortide in Asia (other than Israel and certain other countries), or the Territory, and to engage and authorize Gloria to perform services under the License Agreement in the Territory.

Pursuant to the terms of the License Agreement, the Licensee made a $15 million upfront payment upon the closing of the transaction. We are entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Territory. Additionally, we are eligible to receive tiered, double-digit royalties (ranging from 10-20%), on aggregate net sales of motixafortide in the Territory payable on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by Licensee, (ii) the last to expire valid claim of any licensed patents with respect to motixafortide in such country and (iii) the expiration of motixafortide’s orphan drug status in such country. The royalties payable by Licensee to us are to be reduced by 50% following the end of the initial royalty term and are also to be reduced upon the occurrence of certain events, including, on a country-by-country basis, the entry of a generic product in such country.

The License Agreement includes various development obligations for the Licensee pursuant to an agreed-upon development plan, including the execution of a registrational study in stem-cell mobilization and the execution of a randomized Phase 2b study in first-line pancreatic adenocarcinoma.

In addition, in October 2023, we closed on a securities purchase agreement with HST and Gloria pursuant to which we issued in a private placement an aggregate of 6,829,137 of our American Depositary Shares, or ADS, at a price of $2.136 per ADS. Aggregate gross proceeds from the sale were approximately $14.6 million. No warrants were issued in the transaction.

Our Product Pipeline

The table below summarizes key information about our products and our clinical programs:

Pipeline Targeting Multiple Indications

PRE-CLINICAL
PHASE I
PHASE 2
PHASE 3
REGULATORY APPROVAL
Motixafortide
Stem cell mobilization
Multiple Myeloma
Approved in US
Bridging Study
gloria 誉衡生物
Asia commercial rights
Sickle Cell Disease
Washington University in St. Louis
Clinical partner*
Oncology
Pancreatic Cancer
Columbia University in the City of New York
Clinical partner*
gloria 誉衡生物
Asia commercial rights
Other
Skin Lesions
Approved in EU
Perrigo
Product rights

*Investigator Initiated Study

Studies in Planning

Motixafortide

Motixafortide, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of stem cell mobilization and solid tumors. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival. Before “motixafortide” was approved by the World Health Organization, or WHO, in 2019 as an International Nonproprietary Name, this therapeutic candidate was known as “BL-8040.” In October 2021, we received WHO approval of the United States Adopted Name, or USAN, “motixafortide.” The FDA-approved trade or brand name of motixafortide is APHEXDA.

Inhibition of CXCR4 by motixafortide leads to the mobilization of HSCs from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients. Clinical data has demonstrated the ability of motixafortide to mobilize higher numbers of long-term engrafting HSCs (CD34+CD38-CD45RA-CD90+CD49f+) as compared to G-CSF.

Motixafortide also mobilizes cancer cells from the bone marrow, detaching them from their survival signals and sensitizing them to chemotherapy. In addition, motixafortide has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death) and inhibiting proliferation in various cancer cell models (multiple myeloma, non-Hodgkin’s lymphoma, leukemia, non-small-cell lung carcinoma, neuroblastoma and melanoma).

In the field of immuno-oncology, motixafortide mediates infiltration of T-cells while reducing immune regulatory cells in the tumor microenvironment, or TME. In clinical studies, the combination of motixafortide with immune checkpoint inhibitors, such as anti PD-1, has shown T-cell activation and a reduction in tumor cell numbers.

The following is a summary of our motixafortide principal development activities.

Stem cell mobilization

Multiple Myeloma

In September 2023, the FDA approved motixafortide in combination with G-CSF to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma.

In November 2023, we initiated pivotal bridging study preparation activities with Gloria, our Asia partner, to support potential approval and commercialization of motixafortide in stem-cell mobilization in China. In February 2024, an IND was filed with the Center for Drug Evaluation of the National Medical Products Administration in China, which was approved in May 2024. The trial in China is expected to commence in the second half of 2024.

Sickle Cell Disease

In March 2023, we entered into a clinical collaboration with Washington University School of Medicine in St. Louis to advance a Phase 1 clinical trial in which motixafortide is being evaluated as a monotherapy and in combination with natalizumab (VLA-4 inhibitor), as novel regimens to mobilize CD34+ hematopoietic stem cells (HSC) for gene therapies SCD. The proof-of-concept investigator-initiated study plans to enroll five adults with a diagnosis of SCD who are receiving automated red blood cell exchanges via apheresis. The trial’s primary objective is to assess the safety and tolerability of motixafortide alone and in combination with natalizumab in SCD patients, defined by dose-limiting toxicities. Secondary objectives include determining the number of CD34+ hematopoietic stem and progenitor cells (HSPCs) mobilized via leukapheresis; and determining the pharmacokinetics of CD34+ HSPCs mobilization to peripheral blood in response to motixafortide alone and motixafortide plus natalizumab in SCD patients. As anticipated, the study began enrolling in 2023, with first patient dosed in December 2023, and is ongoing (timelines, as well as other study related decisions, are ultimately controlled by the independent investigator-sponsor and are, therefore, subject to change). Initial data from this study is expected in the second half of 2024.

Pancreatic Cancer

In January 2016, we entered into a clinical collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the mechanism of action and safety of motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic PDAC. The study was an open-label, multicenter, single-arm trial designed to evaluate the mechanism of action, safety and tolerability, and clinical response of the combination of these therapies. The mechanistic evaluation consisted of multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results showed that the dual combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells.

In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA ® and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that preliminary data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In February 2020, we completed the recruiting of a total of 43 patients for the study and in December 2020, we announced the final results of the study. The results of the study showed substantial improvement as compared to comparable historical results of other pancreatic cancer studies across all study endpoints. Of the 38 evaluable patients, median overall survival was 6.5 months, median progression free survival was 4.0 months, confirmed overall response rate was 13.2%, overall response rate was 21.2% and disease control rate was 63.2%. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens.

In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2, single-arm study (CheMo4METPANC), led by Columbia University and supported equally by BioLineRx and Regeneron, initially enrolled 11 PDAC patients in a pilot phase. In September 2023, we reported data from the pilot phase of the study. As of July 2023, of those 11 patients, seven patients (64%) experienced a partial response (PR), of which six (55%) are now confirmed PRs, with one patient experiencing resolution of the hepatic (liver) metastatic lesion. Three patients (27%) experienced stable disease, resulting in a disease control rate of 91%. These findings compare favorably to historic partial response and disease control rates of 23% and 48%, respectively, reported with the chemotherapy combination of gemcitabine and nab-paclitaxel. Additionally, analysis of paired pre- and on-treatment biopsy samples demonstrated an increase in CD8+ T-cell density in tumors from all 11 patients treated (P = 0.007).

Based on the preliminary data from this pilot phase, the planned single-arm study was amended to a significantly larger, randomized multi-center study, with a new planned total of 108 patients. The amended Phase 2b study is evaluating the combination of motixafortide, PD-1 inhibitor cemiplimab, and standard of care chemotherapies gemcitabine and nab-paclitaxel, versus gemcitabine and nab-paclitaxel alone. The trial's primary endpoint is progression free survival. Secondary objectives include safety, response rate, disease control rate, duration of clinical benefit and overall survival. In February 2024, the first patient was dosed.

We are also advancing plans in collaboration with Gloria, our Asia partner, for a Phase 2b randomized study assessing motixafortide in combination with the PD-1 inhibitor zimberelimab and standard-of-care chemotherapy as first-line treatment in patients with metastatic pancreatic cancer. IND submission and protocol finalization is expected later in 2024 and study initiation in 2025.

ARDS secondary to COVID-19 and other viral infections

During the first half of 2020, we initiated the evaluation of motixafortide as a potential therapy for acute respiratory distress syndrome, or ARDS, resulting from COVID-19 and other viral infections In November 2020, we announced initiation of a Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections. The study is an investigator-initiated study, led by Wolfson Medical Center, in Israel, to evaluate motixafortide in patients hospitalized with ARDS.

Other Studies

In addition to the above, from time to time a number of Company-sponsored and investigator-initiated studies may be conducted in a variety of indications, to support the interest of the scientific and medical communities in exploring additional uses for motixafortide. These studies serve to potentially further elucidate the mechanism of action for motixafortide, generate data about motixafortide’s potential use in other indications, and inform the life-cycle management process of motixafortide. The results of studies such as these are presented from time to time at relevant professional conferences.

Orphan Drug Designations

Motixafortide has been granted three Orphan Drug Designations by the FDA: for use to mobilize HSCs from the bone marrow to peripheral blood for collection in autologous or allogeneic transplantation (granted in July 2012); for the treatment of AML (granted in September 2013); and for the treatment of pancreatic cancer (granted in February 2019). Orphan Drug Designation is granted to therapeutics intended to treat rare diseases or conditions that affect not more than 200,000 people in the United States (or diseases or conditions that affect more than 200,000 people but where there is no reasonable expectation that the product development cost will be recovered from product sales in the United States). If an Orphan Drug-Designated product subsequently receives FDA approval for the disease or condition for which it was designated, the product is entitled to a seven-year marketing exclusivity period, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances (such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues), for seven years. In addition, Orphan Drug Designation enables sponsors to apply for certain federal grants and tax credits for clinical trials and provides an exemption from the Prescription Drug User Fee so long, as the sponsor’s annual revenue is below $50,000,000.

In January 2020, the EMA granted an Orphan Drug Designation to motixafortide for the treatment of pancreatic cancer. In addition, in December 2023, the EMA granted Orphan Drug Designation to motixafortide for treatment of patients undergoing hematopoietic stem cell transplantation. The EMA grants orphan medicinal product designation to investigational drugs intended to treat, prevent or diagnose a life-threatening or chronically debilitating disease affecting fewer than five in 10,000 people in the EU and for which no satisfactory treatment is available or, if such treatment exists, the medicine must be of significant benefit to those affected by the condition. Orphan medicinal product designation provides regulatory and financial incentives for companies to develop and market therapies, including ten years of market exclusivity, protocol assistance, fee reductions and EU-funded research.

BL-5010

Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and has been designed with a childproof cap. BL-5010 is applied topically on a skin lesion in a treatment lasting a few minutes with the pen-like applicator and causes the lesion to gradually dry out and fall off within one to four weeks.

In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of products for treatment of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and during 2019 launched an improved version of the product in several European countries. In March 2020, we agreed that Perrigo could relinquish its license rights for certain countries that had been included in its territory according to the original license agreement, and was also no longer obligated to develop, obtain regulatory approval for, and commercialize products for a second OTC indication. In turn, in March 2020, we agreed with our licensor of the rights to BL-5010, Innovative Pharmaceutical Concepts (IPC) Inc., or IPC, to return to IPC those license rights no longer out-licensed to Perrigo as a result of the agreement described in the preceding sentence, in consideration of the payment to us of royalties or fees on sublicense receipts.

Israel-Hamas war

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran recently launched a direct attack on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Such clashes may escalate in the future into a greater regional conflict. We cannot currently predict the intensity or duration of Israel’s war against Hamas, nor can we predict how this war will ultimately affect our business and operations or Israel’s economy in general.

Funding

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, funding received from the Israel Innovation Authority, or IIA, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, the commercialization of APHEXDA, potential future milestone and royalty payments that we may receive from our existing out-licensing agreement, potential future upfront, milestone or royalty payments that we may receive from any other out-licensing transaction, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt financings. As of March 31, 2024, we had $28.2 million of cash, cash equivalents and short-term bank deposits. This amount does not include $6.0 million received from a registered direct offering and a $20.0 million drawdown of the second tranche from our existing loan agreement with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital VII Aggregator SCS), or BlackRock, which were both completed in April 2024.

Revenues

Our revenues to date have been generated primarily from milestone payments under out-licensing agreements and more recently, revenues from product sales of APHEXDA.

We expect our revenues, if any, for the next several years to be derived primarily from the independent commercialization of APHEXDA in stem cell mobilization in the U.S. and milestone payments from the license agreement with HST and Gloria, including future royalties on product sales from such out-licensing agreements.

Cost of Revenues

Our cost of revenues to date have consisted of sub-license payments to the licensors in respect of upfront and milestone payments associated with out-licensing agreements and more recently, costs associated with the manufacture of APHEXDA. Prior to receiving FDA approval for APHEXDA in September 2023, we expensed such manufacturing and material costs as research and development expenses.

We expect our cost of revenues, if any, for the next several years to be derived primarily from the costs associated with the manufacture of APHEXDA, royalties payable to the licensors stemming from direct product sales related to the independent commercialization as set forth above, as well as from sub-license payments to the licensors in respect of out-licensing agreements and other potential collaboration arrangements, including future royalties on product sales from such out-licensing agreements.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our therapeutic candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain one of our primary expenses in the near future as we continue to develop motixafortide.

The following table identifies our current major research and development projects:

Project	Status		Expected Near Term Milestones
motixafortide	1.	FDA approval received on September 8, 2023 for stem-cell mobilization in multiple myeloma patients.	1.	Commercialization ongoing
	2.	Reported data from single-arm pilot phase of the investigator-initiated Phase 2 combination trial in first-line PDAC. Of 11 patients with metastatic pancreatic cancer enrolled, 7 patients (64%) experienced partial response (PR), of which 6 (55%) were confirmed PRs with one patient experiencing resolution of the hepatic (liver) metastatic lesion. 3 patients (27%) experienced stable disease, resulting in a disease control rate of 91%. Based on these encouraging results, study was substantially revised to a multi-institution, randomized Phase 2b trial of 108 patients	2.	First patient dosed in February 2024 and currently enrolling*
	3.	Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections	3.	Data from the study is anticipated in 2024*
	4.	Phase 1 study for gene therapies in SCD (with Washington University School of Medicine in St. Louis)	4.	First patient dosed in December 2023 and data from the study is expected in the second half of 2024*
	5.	IND approved in China for initiation of pivotal bridging study in SCM under license agreement with Gloria	5.	Initiation of the study is expected in second half of 2024
	6.	Phase 2b randomized study in first-line PDAC in China under license agreement with Gloria	6.	IND submission and protocol finalization expected in 2024 and study initiation in 2025

*	These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of motixafortide in our pipeline for commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test motixafortide and any other therapeutic candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each such candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on the U.S. commercialization of motixafortide, and a life-cycle expansion and management program for other therapeutic indications for motixafortide, our future research and development expenses will depend on the clinical success of motixafortide in these other indications, and of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate, and are eligible to participate, in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an outpatient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

The lengthy process of completing clinical trials and seeking regulatory approval for our therapeutic candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in commercialization, marketing and business development functions. Other signiﬁcant costs include marketing and communication materials, market access activities, professional fees for outside market research and consulting, and legal services related to compliance and to potential business development transactions.

We expect our sales and marketing expenses to become our most significant cost as we advance our U.S. commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, compliance, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in February 2019, May-June 2020 and September 2022. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses of an “at-the-market” offering agreement, or ATM Agreement, between us and H.C. Wainwright & Co., LLC, or HCW, entered into in September 2021, and the pro-rata share of issuance expenses from the placements related to the warrants. Sales-based royalties from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy, and the amounts are not material.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; interest expense related to our loans from BlackRock; bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2023. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

Our consolidated financial statements are prepared in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to the consolidated financial statements included in our Annual Report.

Results of Operations

Comparison of the three-month period ended March 31, 2024 to the three-month period ended March 31, 2023

Revenues

	Three months ended March 31,
	2023	2024	Increase (decrease)
	(in thousands of U.S. dollars)
License revenues	-	5,931	5,931
Product sales, net	-	924	924
Total revenues	-	6,855	6,855

Revenues for the three-month period ended March 31, 2024 were $6.9 million. We did not record any revenues during the three-month period ended March 31, 2023. The revenues in 2024 primarily reflect a portion of the up-front payment received by us under the License Agreement and a milestone payment achieved under the License Agreement, which collectively amounted to $5.9 million, as well as $0.9 million of net revenues from product sales of APHEXDA in the U.S.

Cost of revenues

	Three months ended March 31,
	2023	2024	Increase (decrease)
	(in thousands of U.S. dollars)
Cost related to license revenues	-	741	741
Amortization of intangible asset in respect of license revenues	-	646	646
Cost of product sales	-	68	68
Total cost of revenues	-	1,455	1,455

Cost of revenues for the three-month period ended March 31, 2024 was $1.5 million. We did not record any cost of revenues during the three-month period ended March 31, 2023. The cost of revenues in 2024 primarily reflects sub-license fees on a milestone payment received under the Gloria Biosciences License Agreement and royalties on net product sales of APHEXDA in the U.S., as well as amortization of intangible assets and cost of goods sold on product sales.

Research and development expenses

	Three months ended March 31,
	2023	2024	Increase (decrease)
	(in thousands of U.S. dollars)
Research and development expenses	3,684	2,494	(1,190)

Research and development expenses for the three months ended March 31, 2024 were $2.5 million, a decrease of $1.2 million, or 32.3%, compared to $3.7 million for the three months ended March 31, 2023. The decrease resulted primarily from lower expenses related to New Drug Application supporting activities related to motixafortide, as well as termination of the development of AGI-134.

Sales and marketing expenses

	Three months ended March 31,
	2023	2024	Increase (decrease)
	(in thousands of U.S. dollars)
Sales and marketing expenses	3,874	6,342	2,468

Sales and marketing expenses for the three months ended March 31, 2024 were $6.3 million, an increase of $2.5 million, or 63.7%, compared to $3.9 million for the three months ended March 31, 2023. The increase resulted primarily from the ramp-up of commercialization activities related to motixafortide, including headcount costs associated with fully hired field teams.

General and administrative expenses

	Three months ended March 31,
	2023	2024	Increase (decrease)
	(in thousands of U.S. dollars)
General and administrative expenses	1,298	1,386	88

General and administrative expenses for the three months ended March 31, 2024 were $1.4 million, an increase of $0.1 million, or 6.8%, compared to $1.3 million for the three months ended March 31, 2023. The increase resulted primarily from a small increase in share-based compensation.

Non-operating income (expenses), net

	Three months ended March 31,
	2023	2024	Increase (decrease)
	(in thousands of U.S. dollars)
Non-operating income (expenses), net	(2,916)	4,490	7,406

We recognized net non-operating income of $4.5 million for the three months ended March 31, 2024, compared to net non-operating expenses of $2.9 million for the three months ended March 31, 2023. Non-operating income (expenses) for both periods primarily relates to fair-value adjustments of warrant liabilities on our balance sheet, as a result of changes in our share price.

Financial income (expenses), net

	Three months ended March 31,
	2023	2024	Increase (decrease)
	(in thousands of U.S. dollars)
Financial income	537	565	28
Financial expenses	(927)	(929)	(2)
Net financial income (expenses)	(390)	(364)	(26)

Net financial expenses for the three months ended March 31, 2024 were $0.4 million, similar to the three months ended March 31, 2023. Net financial expenses for both periods primarily relate to interest paid on loans, partially offset by investment income earned on our bank deposits.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. As of March 31, 2024, we held $28.2 million of cash, cash equivalents and short-term bank deposits. This amount does not include $6.0 million in gross proceeds received from a registered direct offering and a $20.0 million drawdown of the second tranche from our existing loan agreement with BlackRock, which were both completed in April 2024 (see below). We have invested substantially all our available cash funds in short-term bank deposits.

In April 2024, we completed the issuance and sale in a registered direct offering of 7,500,000 of our ADSs and warrants to purchase up to an aggregate of 7,500,000 ADSs, or the April 2024 Warrants, to certain institutional investors at a combined purchase price of $0.80 per ADS and accompanying April 2024 Warrant, for aggregate net proceeds of approximately $5.4 million, after deducting the fees of the placement agent and offering expenses payable by us, and excluding any proceeds that may be received upon exercise of the April 2024 Warrants.

In September 2022, we entered into a loan agreement, or the Loan Agreement, with BlackRock. Under the Loan Agreement, BlackRock will provide the Company with access to term loans in an aggregate principal amount of up to $40 million in three tranches as follows: (a) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon closing of the Loan Agreement and until April 1, 2023, (b) a loan in the aggregate principal amount of up to $20 million, available for drawdown upon achievement of certain milestones and until April 1, 2024, and (c) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon achievement of certain milestones and until October 1, 2024. We drew down the initial tranche of $10 million following execution of the agreement in September 2022 and we drew down the second tranche of $20 million in April 2024, following fulfilment of the requisite milestones.

In September 2021, we entered into the ATM Agreement with HCW pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an at-the-market equity program under which HCW agreed to act as sales agent. As of the issuance date of this report, we have sold 2,109,858 of our ADSs for total gross proceeds of approximately $4.4 million under the ATM program.

Net cash used in operating activities was $14.1 million for the three months ended March 31, 2024, compared to net cash used in operating activities of $8.0 million for the three months ended March 31, 2023. The increase was primarily the result of an increase in sales and marketing expenses, as well as changes in operating asset and liability items (decrease in accounts payable and accruals; increase in trade receivables and inventory).

Net cash provided by investing activities was $16.7 million for the three months ended March 31, 2024, compared to net cash provided by investing activities of $6.6 million for the three months ended March 31, 2023. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits.

Net cash used in financing activities was $0.9 million for the three months ended March 31, 2024, compared to an immaterial amount of net cash used in financing activities for the three months ended March 31, 2023. The cash flows in 2024 primarily reflect repayments of the loan from BlackRock and the repayments of lease liabilities.

We have incurred accumulated losses in the amount of $391 million through March 31, 2024, and we expect to continue incurring losses and negative cash flows from operations until our product or products reach commercial profitability. Management monitors rolling forecasts of our liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. The execution of an independent commercialization plan for motixafortide in the United States implies an increased level of expenses prior to and following launch of the product. Therefore, our cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in our operations, which management has concluded indicate that a material uncertainty exists, may cast significant doubt on our ability to continue as a going concern. Similarly, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2023.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Based on our current projected cash requirements, we believe that our existing cash and investment balances and other sources of liquidity, including net product revenues from product sales of APHEXDA and milestone payments from the License Agreement, will be sufficient to meet our capital requirements into 2025. We expect to also continue to seek to finance our operations through other sources, including commercialization in the United States for APHEXDA, out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive, if any, under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	our success in effecting out-licensing arrangements with third parties;

•	the ability of our collaborators and licensees to achieve development milestones, marketing approval and other events or developments under our collaboration and out-licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future therapeutic candidates;

•	the magnitude of our general and administrative expenses;

•	interest and principal payments on the loan from BlackRock;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates;

•	market conditions;

•	payments to the IIA; and

•
the impact of any resurgence of the COVID-19 pandemic and the military campaigns by Israel against Hamas and other terrorist organizations (including the declaration of war by Israel against Hamas), which may exacerbate the magnitude of the factors discussed above.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.

Share and per-share information in ADSs

Share and per-share information in ADSs are presented in the tables below. Each ADS represents 15 ordinary shares.

	Three months ended March 31,
	2023	2024
	(in U.S. dollars)
Loss per ADS – basic and diluted	(0.19)	(0.01)
Los per ordinary share – basic and diluted	(0.013)	(0.001)

	December 31, 2023	March 31, 2024
	(in number of ADSs)
Authorized share capital	166,666,667	166,666,667

Issued and paid-up capital	61,530,596	72,439,278